FOR IMMEDIATE RELEASE	14th March 2003

TRANSCOM ACQUIRES CIS’S DEBT COLLECTION BUSINESS

Transcom WorldWide S.A., the European CRM specialist, today announced that it has acquired CIS’s debt collection business, from Industriförvaltnings AB Kinnevik.

Transcom is paying SEK 180 million for CIS’s (Credit International Services AB) debt collection business, of which 25% is to be paid in Transcom shares and 75% in cash. The number of Transcom shares to be issued to Kinnevik is to be determined on the basis of the average transaction price for the Transcom A and B shares between 10th March 2003 and 21st March 2003 inclusive. The cash element is to be paid in installments with the final payment to be made by 30th September 2003. The cash will be paid out of Transcom’s liquid funds, which stood at €23.2 million at the end of 2002. The valuation of CIS’s debt collection business was made by two unrelated leading consultancies and their conclusions were presented to the independent members of the Transcom Board of Directors.

CIS’s debt collection business has operations in the Nordic region and Germany. CIS shares facilities at several of Transcom’s sites, providing a substantial scope for synergies to be achieved at these sites. Transcom sees this acquisition as an opportunity to gradually expand debt collection services, in a cost effective way, throughout Europe, using Transcom’s existing operations and sales force. The CIS debt collection business had sales of SEK 148 million in 2002 and is forecast to have an EBIT in the range of SEK 25 million to SEK 30 million in 2003.

Keith Russell, CEO of Transcom WorldWide, commented: “This is a significant development for Transcom as we will benefit from the integration of this higher margin business and the substantial opportunities to offer both existing and new clients a deeper and wider range of CRM services. This will further strengthen our competitive position across Europe by adding, with debt collection services, a new and related dimension to the Transcom outsourcing proposition. This we know will be important to clients. The CIS debt collection acquisition re-enforces the positive steps we are taking to position Transcom as the largest and most profitable CRM business in all its operating countries.”

For further information please contact: Keith Russell, President and CEO Dwayne Taylor, Investor and Press relations	+352 27 755 000 +44 207 321 5010

Transcom WorldWide is a rapidly expanding Customer Relationship Management (CRM) solution provider, with 30 call center operations employing more than 7,700 people delivering services to 17 countries – Luxembourg, Sweden, France, Denmark, Germany, Finland, Italy, Switzerland, Norway, the Netherlands, Spain, Austria, Morocco, Estonia, Latvia, Lithuania and the UK.

The company provides CRM solutions for companies in a wide range of industry sectors, including telecommunications and e-commerce, travel & tourism, retail, financial services and utilities. Transcom offers clients a broad array of relationship management services, including inbound and outbound call handling, Interactive Voice Response, Internet Services, e-mail processing and fax broadcast. Client programs are tailor-made and range from single applications to complex programs, which are offered on a country-specific or international basis in up to 38 languages.

Transcom WorldWide S.A.’A’ and ‘B’ shares are listed on the NASDAQ National Market under the symbols TRCMA and TRCMB and on the Stockholmsbörsen O-List under the symbols TWWA and TWWB.

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Transcom WorldWide, any Transcom Worldwide members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com